Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Pulte Homes, Inc. 401(k) Plan of (a) our report dated January 30, 2008, except for Note 7, as to which the date is February 15, 2008, with respect to the consolidated financial statements of Pulte Homes, Inc. as of December 31, 2007 and for the years then ended and our report dated January 30, 2008, with respect to the effectiveness of internal control over financial reporting of Pulte Homes, Inc. as of December 31, 2007 that are included in its Annual Report (Form 10-K) and (b) our report dated June 11, 2007, with respect to the financial statements and schedule of the Pulte Homes, Inc. 401(k) Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2006, all filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Detroit, Michigan
May 12, 2008